UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 14 August, 2023

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 14 August 2023: Trading statement for the financial year ended 30 June 2023

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)

Sasol Ordinary Share code:	JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes:	ZAE000006896	US8038663006
Sasol BEE Ordinary Share code:	JSE: SOLBE1	
Sasol BEE Ordinary ISIN code:	ZAE000151817	

(Sasol or the Company)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, the Company, Debt issuer)

TRADING STATEMENT FOR THE FINANCIAL YEAR ENDED 30 JUNE 2023

Sasol's financial results for the year ended 30 June 2023 was impacted by a combination of operational challenges and a volatile global economic landscape which included weaker global economic growth, higher inflation, depressed chemicals prices and higher feedstock and energy costs.

The softening of the Brent crude oil price and refining margins in the latter part of the 2023 financial year was offset by a weakening of the Rand/US Dollar exchange rate. Chemicals basket prices were on a declining trend during 2023, and while we have seen some respite in lower feedstock and energy prices, gross margin and global demand remains depressed particularly in our American and Eurasian operations.

Business performance was further impacted by the underperformance of state-owned enterprises in South Africa, which have constrained our supply chains and resultant sales volumes.

A notable improvement in Sasol's operational performance was realised in the second half of the 2023 financial year, underpinned by focussed mitigation plans to address the production instabilities experienced earlier in the year. Refer to the annual production and sales metrics published on 25 July 2023 for further details (https://www.sasol.com/investor-centre/financial-results).

Sasol's adjusted earnings before interest, tax, depreciation and amortisation (adjusted EBITDA*) for the year ended 30 June 2023 is expected to decline by between 2% and 16% from R71,8 billion in the prior year to between R60,6 billion and R70,6 billion.

Shareholders are advised that, for the 2023 financial year:

- Basic earnings per share (EPS) are expected to be between R10,26 and R16,49 compared to the prior year EPS of R62,34 (representing a decrease of between 74% to 84%);
- Headline earnings per share (HEPS) are expected to be between R49,47 and R56,13 compared to the prior year HEPS of R47,58 (representing an improvement of between 4% to 18%); and
- Core HEPS (CHEPS**) are expected to be between R41,54 and R51,14 compared to the prior year CHEPS of R68,54 (representing a decrease of between 25% to 39%).

Notable non-cash adjustments (before taxation) for the year ended 30 June 2023 include:

- Unrealised gains of R5,8 billion on the translation of monetary assets and liabilities, and valuation of financial instruments and derivative contracts; and

- Net loss of R33,9 billion on remeasurement items, mainly due to:
  - full impairment of the South African wax cash generating unit (CGU) of R0,9 billion and Essential Care Chemicals CGU in Sasol China of R0,9 billion, and reversal of the full impairment processed in 2019 on the Tetramerisation CGU in Lake Charles of R3,6 billion, as communicated on the release of the 31 December 2022 half year financial results on 21 February 2023;

  - full impairment of the Secunda liquid fuels refinery CGU at 30 June 2023 of R35,3 billion in our Fuels segment. The Secunda chemicals CGUs recoverable amount remains above the carrying value given the higher value products that are produced. The impairment is mainly as a result of the increase in the weighted average cost of capital (WACC) rate on the back of higher global interest rates and its associated impact on the cost of debt, higher feedstock cost assumptions and a revised production profile based on the emission reduction roadmap (ERR). Sasol has made notable progress with the implementation of its ERR despite mounting external and internal pressures on the business. Optimisation of the ERR is ongoing and there are a number of technology and feedstock solutions being evaluated, however the maturity thereof needs to be progressed before it can be incorporated in the impairment assessment. Further details will be shared on release of the 2023 financial year results.

The financial information underpinning this trading statement has not been reviewed and reported on by the Company's external auditors.

Sasol will release its 2023 financial results on Wednesday, 23 August 2023 at 09h00 (SA time), hosted by President and Chief Executive Officer, Fleetwood Grobler, and Chief Financial Officer, Hanré Rossouw. This will be followed by a market call to address questions.

Please connect to the call via the webcast link:
https://www.corpcam.com/Sasol23082023 or via teleconference call link:
https://eu01.z.antigena.com/l/8Yc4uSEhZxbc1_O-
KegnGgSyQn2FVZK57LWXak7vPQxUd-5z~yu4K02l6z_-
CBA6Cqc04j~PN6fvK~V6SXF0XMC5ROR4XFsfJ-h5B_hG5gAbOa56lcRwXqRdwf7-
ef09wB8fe3avulwTcJc-mX0Pv8NwDm6a1AJhLKp-
NUNGGFbxbPPN3XsHZ187q1GluJVmwGAS4GV74SdmZPQtoync4sKHWGFWyJGlY8
nVmF4z7W4uFAXhU7pFj8mkUUu2uVqpJh

* Adjusted EBITDA is calculated by adjusting operating profit for depreciation, amortisation, share-based payments, remeasurement items, change in discount rates of our rehabilitation provisions, all unrealised translation gains and losses, and all unrealised gains and losses on our derivatives and hedging activities.

** Core HEPS is calculated by adjusting headline earnings with non-recurring items, earnings losses of significant capital projects (exceeding R4 billion) which have reached beneficial operation and are still ramping up, all translation gains and losses (realised and unrealised), all gains and losses on our derivatives and hedging activities (realised and unrealised), and share-based payments on implementation of Broad-Based Black Economic Empowerment (BBBEE) transactions. Adjustments in relation to the valuation of our derivatives at period end are to remove volatility from earnings as these instruments are valued using forward curves and other market factors at the reporting date and could vary from period to period. We believe core headline earnings are a useful measure of the group´s sustainable operating performance.

Adjusted EBITDA and Core HEPS are not defined terms under International Financial Reporting Standards and may not be comparable with similarly titled measures reported by other companies. The aforementioned adjustments are the responsibility of the directors of Sasol. The adjustments have been prepared for illustrative purposes only and due to their nature, may not fairly present Sasol´s financial position, changes in equity, results of operations or cash flows.

14 August 2023
Johannesburg

Equity Sponsor
Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor
Rand Merchant Bank (A division of FirstRand Bank Limited)

Disclaimer - Forward-looking statements

Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments, and business strategies. Examples of such forward-looking statements include, but are not limited to, the impact of the novel coronavirus (COVID-19) pandemic, and measures taken in response, on Sasol's business, results of operations, markets, employees, financial condition and liquidity; the effectiveness of any actions taken by Sasol to address or limit any impact of COVID-19 on its business; the capital cost of our projects and the timing of project milestones; our ability to obtain financing to meet the funding requirements of our capital investment programme, as well as to fund our ongoing business activities and to pay dividends; statements regarding our future results of operations and financial condition, and regarding future economic performance including cost containment, cash conservation programmes and business optimisation initiatives; recent and proposed accounting pronouncements and their impact on our future results of operations and financial condition; our business strategy, performance outlook, plans, objectives or goals; statements regarding future competition, volume growth and changes in market share in the industries and markets for our products; our existing or anticipated investments, acquisitions of new businesses or the disposal of existing businesses, including estimates or projection of internal rates of return and future profitability; our estimated oil, gas and coal reserves; the probable future outcome of litigation, legislative, regulatory and fiscal developments, including statements regarding our ability to comply with future laws and regulations; future fluctuations in refining margins and crude oil, natural gas and petroleum and chemical product prices; the demand, pricing and cyclicality of oil, gas and petrochemical product prices; changes in the fuel and gas pricing mechanisms in South Africa and their effects on prices, our operating results and profitability; statements regarding future fluctuations in exchange and interest rates and changes in credit ratings; total shareholder return; our current or future products and anticipated customer demand for these products; assumptions relating to macroeconomics; climate change impacts and our climate change strategies, our development of sustainability within our Energy and Chemicals Businesses, our energy efficiency improvement, carbon and GHG emission reduction targets, our net zero carbon emissions ambition and future low-carbon initiatives, including relating to green hydrogen and sustainable aviation fuel; our estimated carbon tax liability; cyber security; and statements of assumptions underlying such statements. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour", "target", "forecast" and "project" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections, and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 31 August 2022 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider foregoing factors and other uncertainties and events, and you should not place undue reliance on forward-looking statements. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 August 2023

By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary